

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via Email
Mr. W. Major Chance
Chief Executive Officer
ActivCare at Bressi Ranch, LLC
9619 Chesapeake Drive
San Diego, CA 92123

> **Re: ActivCare at Bressi Ranch, LLC**
> **Offering Statement on Form 1-A**
> **Filed October 19, 2011**
> **File No. 24-10299**

Dear Mr. Chance:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide a currently dated consent of your independent accountants with your amended Offering Statement in accordance with Part III-Exhibits Item 2(10) of the Form 1-A general instructions.

2.   We note your response to prior comment two from our letter dated October 12, 2011 indicating you have removed the projections from your document. We continue to note projections contained in your document that are similar to the ones removed as a result of our comment. For example, on page 34 you state, "[a]ccording to our projections of revenues and expenses [you] will achieve an EDBITA of $43,113 in the 16th month … EDBITA of $62,910 would be achieved between the 17th and 18th months following our facility's opening. We project that we will have 57 residents as of our 17th month … and 59 residents as of our 18th month …." Please advise or revise throughout as appropriate.

Estimated Use of Proceeds, page 26

3.   We note the revised text in footnote five addressing the $600,000 in loans payable to related parties. Please provide a separately captioned row in your Estimated Use of Proceeds table for these payments.

Summary of Operations over the Next Twelve Months, page 34

4.   We note your statement that "[e]xcluding the $600,000 loan … we have projected that we will not need to raise additional funds in the next six months, or during the 18 to 24 months we have projected it will take Health Care Group to bring our facility to stabilized occupancy (91.25%)." It appears that your statement assumes that the company offering has closed. Please revise your statement to clarify its assumptions.

Federal Taxation of Our Members, page 65

5.   We note your response to prior comment five from our letter dated October 12, 2011 and the revised text on page 65. Please revise your text to state investors "should" instead of "must" consult their own tax advisors or advise why the current language is appropriate.

6.   Please file your tax opinion as an exhibit to your Form 1-A.

Exhibits

7.   We note you have removed most of the projections from your prospectus in response to our prior comment and that you have included the Valuation & Information Group studies as exhibits. These studies include projections which are substantially equivalent to the projections you removed in response to our comments. Please advise us whether, and if so how, you intend to use these studies in your offering. In addition, please advise us how you considered Item 10 of Regulation S-K with respect to the projections contained within these studies, whether provided by management or otherwise. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director